EXHIBIT 99.1

News for Immediate Release

Electrovaya Launches Infinity-HV Battery Systems for Electric Bus, Truck and Energy Storage Applications

Systems will use Electrovaya’s Infinity technology for superior safety and longevity.

Initial deliveries planned for Q4 2023, with mass production in Jamestown, NY

Toronto, Ontario – July 20th, 2023 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ:ELVA) (TSX:ELVA) a leading lithium-ion battery technology and manufacturing company, is pleased to announce the launch of its Infinity-HV battery systems, an addition to its existing Infinity product line. The Infinity-HV systems target heavy-duty, high-voltage applications including buses, delivery trucks, construction trucks, hybrid-fuel cell/battery systems and stationary energy storage systems. Electrovaya’s Infinity-HV systems will offer industry-leading safety and longevity for these applications, ultimately providing users with lower liability costs, better warranty coverage and an overall lower cost of ownership.

Image of the HV-90 of the Infinity-HV product family

The new Infinity-HV systems come in two forms: The HV-90 and HV-180. They offer a nominal energy of 35 kWh and 70 kWh, respectively, and will serve both 400V and 800V applications. The systems are modular and designed to be scaled for the respective requirements. The Infinity-HV batteries use lithium-ion ceramic and UL-recognized EV series cells and have a projected 25-year lifetime for one-cycle/day applications, making them the longest lasting high voltage batteries available. Safety is a top design criterion for Electrovaya, and similar to other Infinity products, the Infinity-HV packs offer a high level of fire protection due to the Company’s proprietary multi-level cell and battery fire propagation prevention technology. Infinity-HV systems will be controlled by the Company’s in-house fifth generation advanced battery management system (BMS) that is currently deployed in more than 4,000 Infinity products in the field.

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The Infinity-HV packs will be assembled in house at both Electrovaya’s Canadian and U.S. operations, with initial deliveries of pre-production units anticipated in the fourth quarter of 2023. Electrovaya has recently installed an AI-assisted automated assembly line with advanced laser welding capabilities and cutting-edge quality control methods, which will help to accelerate product customizations to meet specific customer requirements. Mass production of the Infinity-HV products is planned at the Company’s facility in Jamestown, NY.

Image of the automated assembly line at Electrovaya’s Mississauga, Ontario facility

“We are excited to launch the Infinity-HV battery products and look forward to exploring the market opportunities. The Infinity-HV batteries offer unique performance characteristics, particularly with regards to safety and cycle life, and are the ideal energy storage technology for heavy duty applications,” said Dr. Khadija Yazda, High Voltage Systems Product Manager at Electrovaya.

Electrovaya will be displaying the Infinity-HV products at the upcoming APTA Expo on October 9-11, 2023 in Orlando, Florida.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, the Company’s new battery system products, potential demand, production targets, applications, anticipated manufacturing locations,  anticipated demand, product features specifically with regards to cycle life and safety, applications and the future direction of the Company’s business and products, and the Company’s markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective”, “seed” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the successful launch and commercialization of new product offerings, and the effects thereof, are based on, among other things, discussions with potential customers and the Company’s advisors and stakeholders. Important factors that could cause actual results to differ materially from expectations include but are not limited to trading patterns as a result of the consolidation, macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada, United States and internationally on the Company’s ability to produce and deliver products, and on its customers’ and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company’s supply chain and Company's capability to deliver products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under “Risk Factors”, and in the Company's most recent annual Management's Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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